UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-38294

TORM plc

Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is being furnished to provide the biographical information of Kim Balle, the new Chief Financial Officer of TORM A/S.

Kim Balle, Appointment of New Chief Financial Officer
On May 29, 2019, TORM announced that Kim Balle was appointed as TORM’s new Chief Financial Officer effective no later than December 1, 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, Group Chief Financial Officer of DLG a.m.b.a. from 2015-2017, Group Chief Operating Officer of DLG a.m.b.a. from 2016-2017, Group Vice President of DLG a.m.b.a. from 2014-2015,  Head of Corporate Banking for Danske Bank from 2012-2014 and Head of Domestic Clients for Danske Bank from 2009-2012. Mr. Balle currently serves and has served as a member of the board of directors since 2017 for Nordea Invest, Lind Capital and Lind Capital Fondsmæglerselskab. He holds a Bachelor of Science in Financing and Credit from Copenhagen Business School and a Master of Business from Copenhagen Business School.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-228878) that was filed with the U.S. Securities and Exchange Commission effective February 12, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: June 28, 2019

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer